EXHIBIT 12.1

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the Three	For the Year Ended December 31,
	Months Ended
(Dollars in thousands)	March 31, 2012	2011	2010	2009	2008	2007
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$9,736	$17,151	$5,753	$3,126	$7,615	$23,875
Fixed charges (excluding preferred stock dividends)	1,716	7,532	10,616	14,439	16,684	22,772
Total earnings	11,452	24,683	16,369	17,565	24,299	46,647
Fixed charges:
Interest expense (excluding deposit interest)	1,633	7,224	10,311	14,139	16,438	22,523
Rent expense interest factor (1)	82	307	306	300	246	249
Preferred stock dividends (2)	—	1,343	2,052	1,876	—	—
Total fixed charges (excluding deposit interest)	1,715	8,874	12,669	16,315	16,684	22,772

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	6.68	2.78	1.29	1.08	1.46	2.05

Including Interest on Deposits:
Earnings:
Income before income taxes	$9,736	$17,151	$5,753	$3,126	$7,615	$23,875
Fixed charges (excluding preferred stock dividends)	4,263	21,462	29,738	40,562	47,994	59,747
Total earnings	13,999	38,613	35,491	43,688	55,609	83,622

Fixed charges:
Interest expense (including deposit interest)	4,180	21,154	29,433	40,262	47,748	59,498
Rent expense interest factor (1)	82	307	306	300	246	249
Preferred stock dividends (2)	—	1,343	2,052	1,876	—	—
Total fixed charges (including deposit interest)	4,262	22,804	31,791	42,438	47,994	59,747

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	3.28	1.69	1.12	1.03	1.16	1.40